Filed by Platinum Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Platinum Eagle Acquisition Corp.

Commission File No. 001-38343

In connection with the previously announced business combination (the “Business Combination”) between Platinum Eagle Acquisition Corp. (the “Company”), Target Logistics Management, LLC (“Target Lodging”) and RL Signor Holdings, LLC (“Signor Lodging”), on January 10, 2019, the Company issued a press release announcing that members of management of Target Lodging will address attendees at the ICR Conference on January 14, 2019.

A copy of the press release is set forth below.

Platinum Eagle and Target Lodging to Address Attendees at the ICR Conference 2019

LOS ANGELES & THE WOODLANDS, Texas (January 10, 2019) – Platinum Eagle Acquisition Corp. (Nasdaq: EAGL) (“Platinum Eagle”), a publicly traded special purpose acquisition company and Target Logistics Management, LLC (“Target Lodging”), the largest vertically integrated specialty rental accommodations and hospitality services company in the U.S., announced today that Target Lodging’s President and Chief Executive Officer, Brad Archer, Chief Financial Officer, Andy Aberdale, and Chief Commercial Officer, Troy Schrenk, will address attendees on Monday, January 14 at 4:30 p.m. EDT at the following event:

Event:	ICR Conference 2019 January 14, 2019

Location:	Grand Lakes Orlando 4040 Central Florida Pkwy Orlando, FL 32837

A live webcast will be available at the time of the event and may be accessed through the Events section of Target Lodging’s website at www.targetlodging.com/News/Events. A replay of the webcast will be available after the event.

About Platinum Eagle Acquisition Corp.

Platinum Eagle was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Platinum Eagle raised $325 million in its initial public offering and began trading on Nasdaq in January 2018. Its Class A ordinary shares, units and warrants trade under the ticker symbols EAGL, EAGLU and EAGLW, respectively.

About Target Lodging

Founded in 1978, Target Lodging is the largest vertically integrated specialty rental and hospitality services company in the United States. The company is principally focused on building, owning and operating housing communities across several end markets, including oil, gas, energy infrastructure and government. Target Lodging provides cost-effective and customized specialty rental accommodations, culinary services, and hospitality solutions, including site design, construction, operations, security, housekeeping, catering, concierge services, and health and recreation facilities as part of its integrated housing and hospitality communities. Target Lodging was named by Inc. magazine in 2012 and 2013 as one of “America’s Fastest Growing Private Companies.” Target Lodging has been an Algeco company since 2013.

About Signor Lodging

RS Signor Holdings, LLC (“Signor Lodging”), founded in 1990, specializes in superior remote workforce housing serving oil and gas customers throughout the Permian and Eagle Ford Basins. Signor Lodging operates nine properties across West Texas, Southeast New Mexico and Oklahoma.

Additional Background on Recently Announced Business Combination with Platinum Eagle Acquisition Corp.

On November 13, 2018, Platinum Eagle, Target Lodging and Signor Lodging entered into definitive merger agreements for a business combination to create the largest provider of specialty rental accommodations with premium catering and value-add hospitality services in the U.S. (the “business combination”). Under the terms of the business combination, Target Lodging and Signor Lodging will become wholly-owned subsidiaries of Platinum Eagle, which will be renamed Target Hospitality Corp. (“Target Hospitality”), and the combined company’s common stock will be listed on the Nasdaq Stock Market under the ticker symbol “TH” following the closing.

The business combination is expected to be completed in the first quarter of 2019, pending Platinum Eagle shareholder approval and the satisfaction of other customary closing conditions. Additional information about the business combination, as well as Target Lodging’s and Signor Lodging’s operations and historical financial information is contained in Platinum Eagle’s registration statement on Form S-4 (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2018. The Registration Statement includes a proxy statement/prospectus that will be both the proxy statement to be distributed to Platinum Eagle's shareholders in connection with Platinum Eagle's solicitation of proxies for shareholder approval of the business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the Registration Statement is declared effective, Platinum Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the business combination. Platinum Eagle's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials contain important information about Target Lodging, Signor Lodging, Platinum Eagle and the business combination. Shareholders and other interested persons will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

The description of the business combination contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the business combination, copies of which were filed by Platinum Eagle with the SEC on Form 8-K on November 19, 2018.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Platinum Eagle's, Target Lodging’s or Signor Lodging’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to meet Nasdaq listing standards; costs related to the business combination; Target Hospitality’s ability to manage growth; Target Hospitality’s ability to execute its business plan and meet its projections; Target Hospitality’s ability to identify, consummate and integrate acquisitions; rising costs adversely affecting Target Hospitality’s profitability; potential litigation involving Platinum Eagle, Target Lodging, Signor Lodging, or after the closing, Target Hospitality, and general economic and market conditions impacting demand for Target Lodging’s products and services, and in particular economic and market conditions in the oil industry in the markets in which Target Hospitality operates. None of Platinum Eagle, Target Lodging or Signor Lodging undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Participants in the Solicitation

Platinum Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Platinum Eagle's shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Platinum Eagle is contained in the proxy statement/prospectus for the business combination, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the business combination.

Each of Target Lodging and Signor Lodging and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Platinum Eagle in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the business combination.

Investors

Narinder Sahai, 832-702-8008

IR@targetlodging.com

Media

Jason Chudoba, 646-277-1249

Jason.Chudoba@icrinc.com

or

Elyse Gentile, 646-677-1823

Elyse.Gentile@icrinc.com